EXHIBIT 1

March 28, 2002

Mr. Robert A. Milliken, Jr.
39 Chapel Road
P.O. Box 977
North Hampton, NH 03862

Re:     Offer of Employment
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Dear Bob:

Pursuant to and confirming our conversation, I am pleased to offer you employment with National Tobacco Company as President and Chief Operating Officer. You will be directly reporting to the Chairman and Chief Executive Officer of the parent company, North Atlantic Trading Company, Inc. Your starting date will be April 1, 2002. The general parameters of our offer are as follows:


Annual Salary:             $350,000 per annum, payable in accordance with the
                           Company's salaried personnel policies, which are currently on a bi-weekly basis. Accordingly, your bi-weekly compensation before taxes and other deductions will be $13,461.53.

Signing Bonus:             You will be paid a signing bonus of $87,500 within 30
                           days of your start date.

Management Bonus
Program: For 2002, you will be eligible for a bonus of up to 25% of your annual salary, based on your having met certain Personal Performance Standards, as judged by the Company in its discretion, provided that you have not resigned or been terminated for cause on or before the date in the year 2003 in which 2002 bonuses are paid, which is to be no later than March 15, 2003.

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                           For the year 2003 and beyond (as applicable), you
                           will be a member of the Management Bonus Program, subject to its policies, terms and conditions, as well as subsequent changes. The bonus opportunity, subject to the Company and you meeting the qualifying criteria, will be a maximum of 50%. Bonuses are not paid until after the completion of the year-end audit (which is generally in late February of the following year) and after the Board of Directors has approved them.

Stock Options:             On the date you commence employment, which we assume
                           will be April 1, 2002, you will be granted options to purchase 7,915 shares of common stock at an exercise price to be determined, but which shall be the current fair market value as determined by the Company in its discretion. The fair market value is currently being evaluated by an independent third party. Your stock options shall vest in four (4) annual installments:

                                DATE                     STOCK OPTIONS
                            April 1, 2003                    1,979
                            April 1, 2004                    1,979
                            April 1, 2005                    1,979
                            April 1, 2006                    1,978

                           Your shares will commence on the first anniversary date of your employment provided that you are employed by the Company on each anniversary date. Further, your grant is contingent upon your execution of the Exchange and Stockholders' Agreement (a copy of which will be forwarded for your review).

Relocation Reimbursement:  We will reimburse you for moving and relocation expenses of $150,000, on a hypothetical tax gross-up basis, at an assumed tax rate of 40%. If this level reimbursement proves to be significantly below your actual expenses, we will be willing to review the level of reimbursement. We will also reimburse you for a ten-day "house hunting" trip for you and your wife. To exercise these benefits, please submit appropriate documentation under the Company's expense reimbursement policy.

Temporary Arrangements:    As discussed, this position is presently based in New
                           York, New York. Accordingly, during the time you commence employment until your permanent relocation to New York, we will make reasonable arrangements in view of your travel schedule and other Company obligations.


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Benefit Package:           John Todd, Vice President, Human Resources, will be
                           providing you with the Company's benefit package with its associated descriptive information. Included in that package were an employment application and other forms. We request that you complete and submit this information on your first day of employment. As an exception to the Company's vacation policy, it is agreed that you will be provided four (4) weeks of paid vacation per annum, subject to the Company's other policies regarding vacations. We also understand that you will be taking the last week of July as vacation this year. Further, consistent with the responsibilities of your position, the Company will provide you with a company car, the purchase price of which shall be no more than $45,000, for your use while employed by the Company, and will pay all associated expenses as set forth in our Company's policies regarding company cars and their usage.

Additional Benefits:       The Company will reimburse you a maximum $200 per
                           month for monthly dues for a health club. The Company will also reimburse you $3,000 for premiums on disability insurance in an amount to be determined.
                           To exercise either of these additional benefits, please submit appropriate documentation under the Company's expense reimbursement policy.

Terms of Employment:       You will be employed on a rolling twelve month basis,
                           meaning that unless you are terminated for cause defined below, or in the event of a sale of North
                           Atlantic Trading Company, Inc. ("NATC"), if your employment is terminated, then you will be paid for an additional twelve months, either in a lump sum or on the Company's regular payroll cycle, at your then annual salary. You will also receive an amount equal to any performance bonus you earned for the immediately prior year. Further, you will retain any vested stock options, but will forfeit all unvested ones. The Additional Benefits will expire at the time of termination.

                           If NATC is sold and your employment is terminated as the direct result of the sale, you will receive 12 months salary in a lump sum and all stock options that have been granted shall immediately vest. No other compensation or benefits will be provided.


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                           Termination for cause shall mean (i) a felony
                           conviction of you (as determined by a court of competent jurisdiction, not subject to further appeal), (ii) the commission by you of an act of fraud or embezzlement against the Company or any of its affiliates (as determined by a court of competent jurisdiction, not subject to further appeal), (iii) gross misconduct which is demonstrably willful and deliberate on your part and which is materially detrimental to the Company or any of its affiliates,
                           (iv) any material breach by you of any agreement with the Company or any affiliate thereof not cured within 10 days after written notice thereof or any material violation of any policies or procedures of the Company if the Company has given you written notice of such violation and you persist in such violation, or (v) insubordination consisting of your continued failure to take specific action which is within your individual control and consistent with your status as a senior executive of the Company and your duties and responsibilities hereunder after written notice from the Chief Executive Officer of the Company of not less than 10 days.

Covenant Not to Compete:   You agree that you will not Compete with the Company
                           or its affiliates for a period of one year if you leave the Company, whether voluntarily or involuntarily. Compete, as used in this section means, directly or indirectly: soliciting employees;
                           inducing employees to terminate their employment;
                           influencing any suppliers of goods or services or customers to reduce, or cancel any business it does with the Company or its affiliates; or engaging in any business that the Company or its affiliates is engaged in or planned to be engaged in at the time of termination.

As a condition of employment, a physical examination will be required and must be successfully completed. Mr. Todd has contacted you regarding this.

You have informed us that you are not subject to a confidentiality or non-compete agreement with any prior employer. Also, as a condition of employment, your references must give adequate assurances of your ability and character, as determined by us in our discretion. By your signature below, you authorize us to begin that process.

I trust that this letter adequately summarizes our offer and our discussions. However, if you have any questions or issues, please do not hesitate to call David or me.

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We are pleased to offer you this opportunity to further your career goals and look forward to a long and mutually rewarding relationship.


Sincerely,

/s/ Thomas F. Helms, Jr.



I accept and also authorize National Tobacco Company, L.P. to conduct a reference check on me:

/s/ Robert A. Milliken, Jr.
-----------------------------------
Robert A. Milliken, Jr.


March 29, 2002
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